As filed with the Securities and Exchange Commission on November 8, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MPLX LP

(Exact name of registrant as specified in its charter)

Delaware	45-5010536
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 E. Hardin Street

Findlay, Ohio 45840

(419) 672-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Michael Wilder, Esq.

Vice President, General Counsel and Secretary

200 E. Hardin Street

Findlay, Ohio 45840

(419) 672-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Michael J. Solecki

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Phone: (216) 586-3939

Facsimile: (216) 579-0212

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered/ Proposed Maximum Offering Price Per Unit/Proposed Maximum Aggregate Offering Price/Amount of Registration Fee (1)
Common units representing limited partner interests

(1)	An indeterminate aggregate offering price or principal amount or number of the securities is being registered as may be offered from time to time at indeterminate prices. In accordance with Rules 456(b) and 457(r) of the Securities Act of 1933, which we refer to as the Securities Act, the registrant is deferring payment of all of the registration fees, which will be paid from time to time in connection with one or more offerings of securities to be made hereunder.

Prospectus

Common Units

Representing Limited Partner Interests

MPLX LP

We may from time to time, in one or more offerings, offer and sell common units representing limited partner interests in MPLX LP. We refer to these common units in this prospectus as the “common units.”

We will provide specific terms of any offering in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our common units.

Our common units are listed on the New York Stock Exchange under the symbol “MPLX.”

If any offering involves underwriters, dealers or agents, arrangements with them will be described in the prospectus supplement that relates to that offering.

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors on page 4 of this prospectus and in the applicable prospectus supplement before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 8, 2013.

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Using this shelf registration process, we may offer, at any time and from time to time, in one or more offerings, the common units this prospectus describes. This prospectus provides you with a general description of the common units we may offer. Each time we use this prospectus to offer common units, we will provide a prospectus supplement that will describe the specific terms of the offering. The prospectus supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement in addition to the information contained in the documents we refer to under the headings “Where You Can Find More Information” and “Information We Incorporate by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide you. We have not authorized anyone to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. We are not making offers to sell the common units in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

Except as otherwise indicated, references in this prospectus to “MPLX LP,” “MPLX,” “we,” “us” and “our” refer to MPLX LP and its consolidated subsidiaries. References to “Marathon Petroleum Corporation,” Marathon Petroleum,” or “MPC” refer to Marathon Petroleum Corporation and its consolidated subsidiaries other than MPLX.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. We file annual, quarterly and current reports and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information MPLX has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about MPLX at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or at our website at http://www.mplx.com. We do not intend for information contained on our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

This prospectus is part of a registration statement we have filed with the SEC relating to the common units we may offer. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the common units. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2012;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013;

•	our Current Report on Form 8-K filed with the SEC on March 5, 2013; and

•	the description of the common units representing limited partner interests in MPLX as set forth in MPLX’s Registration Statement on Form 8-A (Registration No. 001-35714), filed with the SEC on October 23, 2012 under the Exchange Act, and all amendments or reports filed with the SEC for the purpose of updating such description.

We also incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information deemed to be furnished and not filed with the SEC) until the termination of this offering. We do not and will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning MPLX at the following address:

MPLX LP

200 E. Hardin Street

Findlay, Ohio 45840

Attention: Investor Relations

Telephone: (419) 672-6500

DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify our forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “plan,” “predict,” “project,” “seek,” “target,” “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

•	future levels of revenues and other income, income from operations, net income attributable to MPLX LP, earnings per unit, Adjusted EBITDA or Distributable Cash Flow (Please read Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – How We Evaluate Our Operations – Adjusted EBITDA and Distributable Cash Flow in our Annual Report on Form 10-K for the year ended December 31, 2012 for the definitions of Adjusted EBITDA and Distributable Cash Flow);

•	anticipated volumes of throughput of crude oil, refined products or other hydrocarbon-based products;

•	anticipated levels of regional, national and worldwide prices of crude oil and refined products;

•	future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses;

•	the success or timing of completion of ongoing or anticipated capital or maintenance projects;

•	expectations regarding the acquisition or divestiture of assets;

•	the effect of restructuring or reorganization of business components;

•	the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; and

•	the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include:

•	changes in general economic, market or business conditions;

•	the adequacy of our capital resources and liquidity, including, but not limited to, the availability of sufficient cash flow to pay distributions and execute our business plan;

•	the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products;

•	volatility in and/or degradation of market and industry conditions;

•	completion of pipeline capacity by our competitors;

•	refining industry overcapacity or undercapacity;

•	changes in the cost or availability of third-party vessels, pipelines and other means of transportation for crude oil, feedstocks and refined products;

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles and laws mandating such fuels or vehicles;

•	disruptions due to equipment interruption or failure, including electrical shortages and power grid failures;

•	political and economic conditions in nations that consume refined products, including the United States, and in crude oil producing regions, including the Middle East, Africa, Canada and South America;

•	unusual weather conditions and natural disasters;

•	acts of war, terrorism or civil unrest that could impair our ability to transport crude oil or refined products;

•	the suspension, reduction or termination of MPC’s obligations under our commercial agreements;

•	our ability to successfully implement our growth strategy, whether through organic growth or acquisitions;

•	state and federal environmental, economic, health and safety, energy and other policies and regulations;

•	rulings, judgments or settlements in litigation or other legal, tax or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•	other risk factors inherent to our industry; and

•	the factors set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012.

Unpredictable or unknown factors not discussed here or in our SEC filings could also have material adverse effects on forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

THE COMPANY

We are a fee-based, growth-oriented master limited partnership formed by MPC to own, operate, develop and acquire pipelines and other midstream assets related to the transportation and storage of crude oil, refined products and other hydrocarbon-based products. As of September 30, 2013, our assets primarily consist of a 56.0% indirect interest in a network of common carrier crude oil and product pipeline systems and associated storage assets in the Midwest and Gulf Coast regions of the United States. We believe our network of petroleum pipelines is one of the largest in the United States, based on total annual volumes delivered. As of September 30, 2013, MPC has retained a 44.0% interest in our network of pipeline systems, barge dock and tank farms. We also own a 100.0% interest in a butane cavern in Neal, West Virginia with approximately 1.0 million barrels of storage capacity. Our assets are integral to the success of MPC’s operations.

We generate revenue primarily by charging tariffs for transporting crude oil, refined products and other hydrocarbon-based products through our pipelines and at our barge dock and fees for storing crude oil and products at our storage facilities. We are also the operator of additional crude oil and product pipelines owned by MPC and third parties for which we are paid operating fees. We do not take ownership of the crude oil or products that we transport and store for our customers, and we do not engage in the trading of any commodities.

MPC historically has been the source of the substantial majority of our revenues. In connection with the MPLX LP initial public offering, which we refer to as the Initial Public Offering, completed on October 31, 2012, we entered into multiple transportation and storage services agreements with MPC. These agreements are long-term, fee-based agreements with minimum volume commitments under which MPC will continue to be the source of the substantial majority of our revenues for the foreseeable future. We believe these transportation and storage services agreements will promote stable and predictable cash flows. MPC is one of the largest petroleum product refiners, transporters and marketers in the United States.

Our executive offices are located at 200 E. Hardin St., Findlay, Ohio 45840, and our telephone number at that location is (419) 672-6500. Our website is located at www.mplx.com. We do not intend for information contained on our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

RISK FACTORS

You should carefully consider any specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” included in our most recent Annual Report on Form 10-K filed with the SEC, in each case as these risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q that are incorporated by reference in this prospectus, before making an investment decision. For more information, see “Where You Can Find More Information” and “Information We Incorporate by Reference.” The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the common units will be used for general partnership purposes, including repayment or refinancing of debt and funding for acquisitions, working capital requirements and capital expenditures. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

DESCRIPTION OF THE COMMON UNITS

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our First Amended and Restated Agreement of Limited Partnership, dated as of October 31, 2012, which we refer to as the Partnership Agreement, filed as an exhibit hereto. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Provisions of our Partnership Agreement Relating To Cash Distributions.” For a description of the rights and privileges of limited partners under the Partnership Agreement, including voting rights, please read “Our Partnership Agreement.” We urge you to read the Partnership Agreement, as the Partnership Agreement, and not this description, governs our common units.

Number of Common Units

As of September 30, 2013, we had 36,951,515 common units outstanding, of which 19,895,000 are held by the public and 17,056,515 are held by MPLX Logistics Holdings LLC, an affiliate of our general partner. As of September 30, 2013, we also had 36,951,515 subordinated units outstanding that are held by MPLX Logistics Holdings LLC. As of September 30, 2013, the common units, together with the subordinated units, represent an aggregate 98.0% limited partner interest in us and the general partner interest held by our general partner represents an aggregate 2.0% general partner interest in us.

Exchange Listing

Our common units are listed on the New York Stock Exchange under the symbol “MPLX.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with the Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the Partnership Agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into the Partnership Agreement; and

•	gives the consents, waivers and approvals contained in the Partnership Agreement.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of the Partnership Agreement that relate to cash distributions.

Distributions of Available Cash

General

The Partnership Agreement requires that, within 60 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

—	provide for the proper conduct of our business (including reserves for our future capital expenditures, anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to Federal Energy Regulatory Commission, or FERC, rate proceedings or rate proceedings under applicable law subsequent to that quarter);

—	comply with applicable law, any of our debt instruments or other agreements; or

—	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under the Partnership Agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2625 per unit, or $1.05 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of the Partnership Agreement.

General Partner Interest and Incentive Distribution Rights

As of September 30, 2013, our general partner is entitled to 2.0% of all quarterly distributions that we make prior to our liquidation based on its 2.0% general partner interest in us, which is represented by 1,508,225 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2.0% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.301875 per unit per quarter. The maximum distribution of 48.0% does not include any distributions that our general partner or its affiliates may receive on common, subordinated or general partner units that they own.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$60.0 million (as described below); plus

•	all of our cash receipts after October 31, 2012, the closing of the Initial Public Offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•	cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in the Initial Public Offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of the Initial Public Offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $60.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the 12-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) sales of equity securities, and (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures do not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of the Initial Public Offering or subsequent offerings that are described in the “Use of Proceeds” section of the prospectus relating to the Initial Public Offering or such subsequent offerings.

Capital Surplus

Capital surplus is defined in the Partnership Agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since October 31, 2012, the closing of the Initial Public Offering, equals the operating surplus from such date through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in the Partnership Agreement, includes certain components, including a $60.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under the Partnership Agreement. The Partnership Agreement treats a distribution of capital surplus as the repayment of the initial unit price from the Initial Public Offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and storage facilities, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipeline or storage capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

The Partnership Agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2625 per common unit, which amount is defined in the Partnership Agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period began on October 31, 2012, the closing date of the Initial Public Offering, and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after December 31, 2015, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.05 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.05 (the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending December 31, 2013, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.575 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.575 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•	the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet of the definition of operating surplus); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights.”

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights.”

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partnership Interest and Incentive Distribution Rights

The Partnership Agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. The Partnership Agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the Partnership Agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.301875 per unit for that quarter, which we refer to as the first target distribution;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.328125 per unit for that quarter, which we refer to as the second target distribution;

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.393750 per unit for that quarter, which we refer to as the third target distribution; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total quarterly distribution per unit target amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

			Marginal percentage interest in distributions
	Total quarterly distribution per unit target amount		Unit holders	General Partner
Minimum Quarterly Distribution	$0.2625		98.0%	2.0%
First Target Distribution	above $0.2625	up to $0.301875	98.0%	2.0%
Second Target Distribution	above $0.301875	up to $0.328125	85.0%	15.0%
Third Target Distribution	above $0.328125	up to $0.393750	75.0%	25.0%
Thereafter	above $0.393750		50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under the Partnership Agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election, which amount we refer to as the reset minimum quarterly distribution, and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The preceding discussion is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of the Partnership Agreement, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.50.

			Marginal percentage interest in distributions
Quarterly distribution per unit prior to reset			Common unitholders	General partner interest	Incentive distribution rights	Quarterly distribution per unit following hypothetical reset
Minimum Quarterly Distribution	$0.2625		98.0%	2.0%	—	$0.500
First Target Distribution	above $0.2625	up to $0.301875	98.0%	2.0%	—	above $0.500	up to $	0.575	(1)
Second Target Distribution	above $0.301875	up to $0.328125	85.0%	2.0%	13.0%	above $0.575 (1)	up to $	0.625	(2)
Third Target Distribution	above $0.328125	up to $0.393750	75.0%	2.0%	23.0%	above $0.625 (2)	up to $	0.750	(3)
Thereafter	above $0.393750		50.0%	2.0%	48.0%	above $0.750 (3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 73,903,030 common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.50 per quarter for the two consecutive non-overlapping quarters prior to the reset.

				Cash distribution to general partner prior to reset
Quarterly distribution per unit prior to reset			Cash distributions to common unitholders prior to reset	Common unitholders	2.0% General partner interest	Incentive distribution rights	Total	Total Distributions
Minimum Quarterly Distribution	$0.2625		$19,399,545	$—	$395,909	$—	$395,909	$19,795,454
First Target Distribution	above $0.2625	up to $0.301875	2,909,932	—	50,397	—	59,386	2,969,318
Second Target Distribution	above $0.301875	up to $0.328125	1,939,955	—	45,747	296,699	342,345	2,282,300
Third Target Distribution	above $0.328125	up to $0.393750	4,849,886	—	120,330	1,487,298	1,616,628	6,466,514
Thereafter	above $0.393750		7,852,197	—	314,088	7,538,109	7,852,197	15,704,394

			$36,951,515	$—	$944,359	$9,322,109	$10,266,465	$47,217,980

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 92,547,243 common units outstanding, our general partner has maintained its 2.0% general partner interest, and that the average distribution to each common unit would be $0.50. The number of common units issued as a result of the reset was calculated by dividing (x) 9,322,106 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.50.

Cash distribution to general partner after reset
Quarterly distribution per unit after reset			Cash distributions to common unitholders after reset	Common unitholders	2.0% General partner interest	Incentive distribution rights	Total	Total Distributions
Minimum Quarterly Distribution	$0.500		$36,951,515	$9,322,106	$944,359	$—	$10,266,465	$47,217,980
First Target Distribution	above $0.500	up to $0.575	—	—	—	—	—	—
Second Target Distribution	above $0.575	up to $0.625	—	—	—	—	—	—
Third Target Distribution	above $0.625	up to $0.7.50	—	—	—	—	—	—
Thereafter	above $0.750		—	—	—	—	—	—

			$36,951,515	$9,322,106	$944,359	$—	$10,266,465	$47,217,980

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under the Partnership Agreement.

Distributions from Capital Surplus

General

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in the Initial Public Offering, an amount of available cash from capital surplus equal to the Initial Public Offering price;

•	second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The Partnership Agreement treats a distribution of capital surplus with respect to common units and the subordinated units as the repayment of the initial unit price from the Initial Public Offering, which is a return of capital. The Initial Public Offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in the Initial Public Offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata, and 2.0% to our general partner and 48.0% to the holder of our incentive distribution rights, assuming that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of general partner units comprising the general partner interest; and

•	the arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, the Partnership Agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash upon Liquidation

General

If we dissolve in accordance with the Partnership Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the Partnership Agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest, that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•	first, 98.0% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

The preceding discussion is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

The Partnership Agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, the Partnership Agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, the Partnership Agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Partnership Agreement. The Partnership Agreement is filed with the SEC as an exhibit to the Form S-3 registration statement to which this prospectus relates. We will provide prospective investors with a copy of the Partnership Agreement upon request at no charge.

We summarize the following provisions of the Partnership Agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on March 27, 2012 and will have a perpetual existence unless terminated pursuant to the terms of the Partnership Agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning, operating, developing and acquiring crude oil, refined product and other hydrocarbon-based product pipelines and other midstream assets, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Securities; Preemptive Rights.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval rights.

Amendment of the Partnership Agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendments of our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to December 31, 2022 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2022. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, as amended, supplemented or restated from time to time, and any successor to such statute, which we refer to as the Delaware Act, and that it otherwise acts in conformity with the provisions of the Partnership Agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the Partnership Agreement; or

•	to take other action under the Partnership Agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither the Partnership Agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities; Preemptive Rights

The Partnership Agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of the Partnership Agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, the Partnership Agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Upon issuance of additional limited partner interests (other than the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendments of Our Partnership Agreement

General

Amendments to the Partnership Agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of the Partnership Agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding common and subordinated units voting together as a single class (including units owned by our general partner and its affiliates). As of September 30, 2013, our general partner and its affiliates collectively owned approximately 73.1% of the outstanding common and subordinated units (excluding common units held by officers and directors of our general partner or MPC).

No Unitholder Approval

Our general partner may generally make amendments to the Partnership Agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in the Partnership Agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

•	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by the Partnership Agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•	mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to the Partnership Agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of the Partnership Agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90.0% of the outstanding common and subordinated units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90.0% of outstanding common and subordinated units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding common and subordinated units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, the Partnership Agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the Partnership Agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20.0% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in the Partnership Agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in the Partnership Agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under the Partnership Agreement. We will dissolve upon:

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the Partnership Agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2022 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50.0% of the outstanding common and subordinated units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the Partnership Agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common and subordinated units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding common and subordinated units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. As of September 30, 2013, our general partner and its affiliates collectively owned approximately 73.1% of the outstanding common and subordinated units (excluding common units held by officers and directors of our general partner or MPC).

The Partnership Agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2022 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of the Partnership Agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common and subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in our General Partner

At any time, MPC and its affiliates may sell or transfer all or part of their membership interest in our general partner, or their membership interests in MPC Investment LLC, the sole member of our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove MPLX GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 85.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Redemption of Ineligible Holders

In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by FERC or analogous regulatory body, the general partner at any time can request a transferee or a unitholder to certify or re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•	that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

Furthermore, in order to avoid a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest as the result of any federal, state or local law or regulation concerning the nationality, citizenship or other related status of any unitholder, our general partner may at any time request unitholders to certify as to, or provide other information with respect to, their nationality, citizenship or other related status.

The certifications as to taxpayer status and nationality, citizenship or other related status can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish the certification or other requested information within 30 days or if our general partner determines, with the advice of counsel, upon review of such certification or other information that a unitholder does not meet the status set forth in the certification, we will have the right to redeem all of the units held by such unitholder at the market price as of the date three days before the date the notice of redemption is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5.0% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under the Partnership Agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities; Preemptive Rights.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as the Partnership Agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Status as a Limited Partner

By transfer of common units in accordance with the Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under the Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, or any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner because such person’s status, service or relationship expose such person to claims or suits relating to our business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under the Partnership Agreement.

Reimbursement of Expenses

The Partnership Agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect our Books and Records

The Partnership Agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of the Partnership Agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. The Partnership Agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under the Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of MPLX GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Exclusive Forum

The Partnership Agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to the Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the Partnership Agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in the Partnership Agreement to be inapplicable or unenforceable in such action.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Jones Day, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to MPLX LP and our operating subsidiaries and references in this section to “units” are references to common units.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

The IRS has issued us a private letter ruling confirming that a portion of our operations (which we estimate accounts for less than 5% of our gross income) generates “qualifying income” under Section 7704 of the Internal Revenue Code. Otherwise, the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on opinions of Jones Day. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Jones Day and are based on the accuracy of the representations made by us.

For the reasons described below, Jones Day has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Uniformity of Units”); and (iv) the availability or the extent of Section 199 deduction, if any, to our unitholders (please read “—Tax Treatment of Operations—Deduction for U.S. Production Activities.”)

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his or her share of items of income, gain, loss and deduction of the partnership in computing his or her federal income tax liability, regardless of whether cash distributions are made to him or her by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5.0% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Jones Day is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has issued us a private letter ruling confirming that a portion of our operations (which we estimate accounts for less than 5% of our gross income) generates “qualifying income” under Section 7704 of the Internal Revenue Code. Otherwise, the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Jones Day on such matters. It is the opinion of Jones Day that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, on our private letter ruling, and on the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Jones Day has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Jones Day has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Jones Day has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Jones Day’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of MPLX LP will be treated as partners of MPLX LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of MPLX LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to their tax consequences of holding common units in MPLX LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in MPLX LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his or her tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751

Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

At the time of our initial public offering, we estimated that a purchaser of common units in that offering who owned those common units from the date of closing through the record date for distributions for the period ending December 31, 2015, would be allocated, on a cumulative basis, an amount of federal taxable income for that period that would be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his or her share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his or her tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his or her at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his or her at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his or her common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his or her units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he or she disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his or her interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his or her relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Jones Day is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he or she would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Jones Day has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 20.0%. Such rates are subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, imposed a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his or her share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We have adopted the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b)

adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under the Partnership Agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Disposition of Common Units—Uniformity of Units.”

We will depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which does not directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we have applied (and expect to continue to apply) the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Disposition of Common Units—Uniformity of Units.” A unitholder’s tax basis for his or her common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his or her common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Jones Day is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his or her share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his or her share of our income, gain, loss and deduction for our taxable year ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year must include his or her share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to include in income for his or her taxable year his or her share of more than 12 months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed in this disclosure and the limitation discussed below, our unitholders may be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a percentage of such unitholders’ qualified production activities income, but not to exceed 50% of the Form W-2 wages actually or deemed paid by the unitholder during the taxable year and allocable to domestic production gross receipts. We do not believe we are currently engaged in activities generating qualified production activities income, but we may engage in such activities in the future.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses, and losses that are not directly allocable to those receipts or to another class of income. The products produced must be manufactured, produced, grown, or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction, if any, is determined at the partner level. To determine his or her Section 199 deduction, each unitholder will aggregate his or her share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his or her distributive share of the expenses allocated to him or her from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction, if any, are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules, or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year, if any, is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our operating subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction, if any, may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Jones Day is unable to express any opinion, as to the availability or extent of the Section 199 deduction, if any, to our unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether any Section 199 deduction would be available to him or her.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Disposition of Common Units—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him or her plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than 12 months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Jones Day is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his or her units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50.0% or more of the total interests in our capital and profits within a 12-month period. For purposes of measuring whether the 50.0% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his or her taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded partnership technical termination relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax

Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Jones Day has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he or she owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Jones Day can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The Partnership Agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

Pursuant to Treasury Regulations and other guidance, the withholding provisions described above will generally apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant gross proceeds made on or after January 1, 2017. Each prospective unitholder should consult his own tax advisor regarding the applicability of these withholding provisions to an investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts above certain thresholds (generally in excess of $2.0 million in any single year, or $4.0 million in a combination of years). Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or do business in Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Pennsylvania, Tennessee, Texas and West Virginia. Each of those states imposes an income tax on corporations and other entities. Each of those states (other than Texas) also imposes a personal income tax on individuals. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his or her investment in us. Accordingly, each prospective unitholder is urged to consult his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him or her. Jones Day has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN MPLX LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

An investor who is considering acquiring the common units with the assets of an Employee Benefit Plan must also consider whether the acquisition and holding of the common units will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Internal Revenue Code prohibit certain transactions that involve an Employee Benefit Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Internal Revenue Code with respect to such plan. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property (such as the common units) or extensions of credit between an Employee Benefit Plan and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Internal Revenue Code generally prohibit a fiduciary with respect to an Employee Benefit Plan from dealing with the assets of such plan for its own benefit (for example when a fiduciary of an Employee Benefit Plan uses its position to cause such plan to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration).

ERISA and the Internal Revenue Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Internal Revenue Code. Exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions will be available with respect to the acquisition of the common units, even if the specified conditions are met. Under Section 4975 of the Internal Revenue Code, excise taxes or other liabilities may be imposed on disqualified persons who participate in non-exempt prohibited transactions (other than a fiduciary acting only as such).

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25.0% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

PLAN OF DISTRIBUTION

We may sell the common units in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers;

•	in a rights offering;

•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise;

•	through agents; or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the common units;

•	the net proceeds from the sale of the common units;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

LEGAL MATTERS

The validity of the common units offered in this prospectus will be passed upon for us by Jones Day. Jones Day will also render an opinion on the material federal income tax considerations regarding the common units. If certain legal matters in connection with an offering of the common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth expenses payable by MPLX in connection with the issuance and distribution of the common units being registered. All the amounts shown are estimates.

SEC registration fee	*

Printing expenses	**

Legal fees and expenses	**

Accounting fees and expenses	**

Rating agency fees	**

Miscellaneous	**

Total	*

*

*	Applicable SEC registration fees have been deferred in accordance with Rules 456(b) and 457(r) of the Securities Act and are not estimable at this time.
**	Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses (other than underwriting discounts and commissions) that MPLX anticipates it will incur in connection with the offering of common units under this Registration Statement. An estimate of the aggregate expenses in connection with the issuance and distribution of the common units being offered will be included in the applicable prospectus supplement.

Item 15.	Indemnification of Directors and Officers.

Section 7.7(a) of MPLX’s First Amended and Restated Agreement of Limited Partnership, dated as of October 31, 2012, which we refer to as the Partnership Agreement, filed as Exhibit 4.3 hereto, provides that MPLX will indemnify and hold harmless the following persons, each, an Indemnitee, to the fullest extent permitted by law, but subject to the limitations expressly provided in the Partnership Agreement, all Indemnitees shall be indemnified and held harmless by MPLX from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any such Indemnitee is involved, or threatened to be involved, as a party or otherwise, by reason of such Indemnitee’s status with respect to MPLX and acting (or refraining to act) in such capacity:

•	MPLX GP LLC, as the general partner of MPLX, which we refer to as the General Partner;

•	any departing general partner of MPLX;

•	any person who is or was an affiliate of the General Partner or any departing general partner of MPLX;

•	any person who is or was a managing member, manager, general partner, director, officer, fiduciary or trustee of MPLX, its subsidiaries, the General Partner, any departing general partner of MPLX or any of their respective affiliates;

•	any person who is or was serving at the request of the General Partner or any departing general partner of MPLX or any of their respective affiliates as an officer, director, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to MPLX or any of its subsidiaries, provided that a person shall not be an Indemnitee for purposes of the Partnership Agreement by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services; and

•	any person the General Partner designates as an Indemnitee because such person’s status, service or relationship exposes such person to claims or suits relating to the business and affairs of MPLX and its subsidiaries.

Provided, that no Indemnitee will be indemnified and held harmless pursuant to the Partnership Agreement if there has been a final non-appealable judgment entered by a court of competent jurisdiction determining that such Indemnitee, in respect of the matter for which such Indemnitee is seeking indemnification under the Partnership Agreement, acted in bad faith or engaged in intentional fraud, willful misconduct, or with respect to any criminal matter, acted with knowledge that such Indemnitee’s conduct was unlawful, and; provided further, that none of the General Partner’s affiliates (other than any Group Member (as defined in the Partnership Agreement)) will be entitled to indemnification for their obligations under the Transaction Documents (as defined in the Partnership Agreement).

Any indemnification described above will be made only out of MPLX’s assets. Unless the General Partner otherwise agrees, the General Partner will not be personally liable for such indemnification, or have any obligation to contribute or loan funds or assets to MPLX to enable MPLX to effectuate such indemnification.

Section 7.7(b) of the Partnership Agreement states that, to the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by MPLX prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Indemnitee is not entitled to be indemnified upon receipt by MPLX of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized by Section 7.7 of the Partnership Agreement.

Section 7.7(d) the Partnership Agreement states that MPLX may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of the General Partner, its affiliates and such other persons as the General Partner shall determine, against any liabilities that may be asserted against, or expenses that may be incurred by, such person in connection with MPLX’s activities or such person’s activities on behalf of MPLX, regardless of whether MPLX would have the power to indemnify such person against such liabilities under the Partnership Agreement. As of the date of this Registration Statement, the General Partner maintains directors and officers liability insurance for the benefit of its directors and officers, and MPLX reimburses the General Partner for a portion of the cost of maintaining this insurance.

Subject to the limitations set forth in the Partnership Agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 16.	Exhibits.*

Exhibit No.	Description of Exhibit

*1.1	Form of Underwriting Agreement

4.1	Certificate of Limited Partnership of MPLX LP (incorporated by reference to Exhibit 3.1 to MPLX’s Registration Statement on Form S-1 (File No. 333-182500) filed by MPLX on July 2, 2012, as amended on August 10, 2012, September 7, 2012, October 9, 2012 and October 18, 2012).

4.2	Amendment to the Certificate of Limited Partnership of MPLX LP (incorporated by reference to Exhibit 3.2 to MPLX’s Registration Statement on Form S-1 (File No. 333-182500), filed by MPLX on July 2, 2012, as amended on August 10, 2012, September 7, 2012, October 9, 2012 and October 18, 2012).

4.3	First Amended and Restated Agreement of Limited Partnership of MPLX LP (incorporated by reference to Exhibit 4.3 to MPLX’s Registration Statement on Form S-8 (File No. 333-184707), filed by MPLX on November 1, 2012).

**5.1	Opinion of Jones Day as to the legality of the securities being registered.

**8.1	Opinion of Jones Day relating to tax matters.

**23.1	Consent of PricewaterhouseCoopers LLP.

**23.2	Consent of Jones Day (included in Exhibit 5.1).

**23.3	Consent of Jones Day (included in Exhibit 8.1).

**24.1	Powers of Attorney.

*	To be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934, and incorporated herein by reference.
**	Filed herewith.

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Findlay, State of Ohio, on November 8, 2013.

MPLX LP

By:	MPLX GP LLC, its General Partner

By:	/s/ Gary R. Heminger
Gary R. Heminger
Chairman of the Board of Directors and Chief Executive Officer of MPLX GP LLC

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 8, 2013.

Signature	Title

*	Chairman of the Board of Directors and Chief Executive Officer of MPLX GP LLC (Principal Executive Officer)
Gary R. Heminger

*	Director, Vice President and Chief Financial Officer of MPLX GP LLC (Principal Financial Officer)
Donald C. Templin

*	Vice President and Controller of MPLX GP LLC (Principal Accounting Officer)
Michael G. Braddock

*	Director and President of MPLX GP LLC
Garry L. Peiffer

*	Director of MPLX GP LLC
David A. Daberko

*	Director of MPLX GP LLC
Christopher A. Helms

*	Director of MPLX GP LLC
Dan D. Sandman

*	Director of MPLX GP LLC
John P. Surma

*	Director of MPLX GP LLC
C. Richard Wilson

*	The undersigned by signing his name hereto does sign and execute this registration statement on Form S-3 pursuant to the Power of Attorney executed by the above-named directors and officers of the registrant, which is being filed herewith on behalf of such directors and officers.

By:	/s/ Gary R. Heminger	November 8, 2013
Gary R. Heminger
Attorney-in-Fact

Exhibits Index

Exhibit No.	Description of Exhibit

*1.1	Form of Underwriting Agreement

4.1	Certificate of Limited Partnership of MPLX LP (incorporated by reference to Exhibit 3.1 to MPLX’s Registration Statement on Form S-1 (File No. 333-182500) filed by MPLX on July 2, 2012, as amended on August 10, 2012, September 7, 2012, October 9, 2012 and October 18, 2012).

4.2	Amendment to the Certificate of Limited Partnership of MPLX LP (incorporated by reference to Exhibit 3.2 to MPLX’s Registration Statement on Form S-1 (File No. 333-182500), filed by MPLX on July 2, 2012, as amended on August 10, 2012, September 7, 2012, October 9, 2012 and October 18, 2012).

4.3	First Amended and Restated Agreement of Limited Partnership of MPLX LP (incorporated by reference to Exhibit 4.3 to MPLX’s Registration Statement on Form S-8 (File No. 333-184707), filed by MPLX on November 1, 2012).

**5.1	Opinion of Jones Day as to the legality of the securities being registered.

**8.1	Opinion of Jones Day relating to tax matters.

**23.1	Consent of PricewaterhouseCoopers LLP.

**23.2	Consent of Jones Day (included in Exhibit 5.1).

**23.3	Consent of Jones Day (included in Exhibit 8.1).

**24.1	Powers of Attorney.

*	To be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934, and incorporated herein by reference.
**	Filed herewith.